As filed with the Securities and Exchange Commission on December 31, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENERGY XXI (BERMUDA) LIMITED
(Exact name of registrant as specified in its charter)

Bermuda	98-0499286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda
(441) 295-2244
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda
(441) 298-3262
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Vinson & Elkins L.L.P.
2300 First City Tower, 1001 Fannin
Houston, Texas 77002
(713) 758-2222
Attn: T. Mark Kelly

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001	47,260,612	$5.02(1)	$237,248,272	$7,283
Common Stock, par value $0.001, issuable upon exercise of warrants exercisable at $5.00 per share	51,993,978	$5.00(2)	$259,969,890	$7,981
Common Stock, par value $0.001, issuable upon exercise of unit purchase options exercisable at $6.60 per unit purchase option(3)	5,000,000	$6.60(4)	$33,000,000	$1,013
Common Stock, par value $0.001, issuable upon exercise of warrants at $5.00 per share issuable upon exercise of unit purchase options exercisable at $6.60 per unit purchase option(3)	10,000,000	$5.00(2)	$50,000,000	$1,535
Total:	114,254,590	N/A	$580,218,162	$22802.57

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on The Nasdaq Global Market on December 28, 2007.

(2)	Pursuant to Rule 457(g) under the Securities Act, the maximum offering price per security represents the exercise price of the warrants.
(3)	Each unit purchase option gives the holder the option of acquiring for $6.60 per unit one common share and two warrants to purchase common share at $5.00 per share.
(4)	Pursuant to Rule 457(g) under the Securities Act, the maximum offering price per security represents the exercise price of the unit purchase option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Energy XXI (Bermuda) Limited (the “Company”) has previously filed a Registration Statement on Form S-1, File No. 333-144050 (the “Prior Registration Statement”), to register 148,503,324 shares of its common stock, consisting of up to 60,449,358 shares of common stock, 73,053,966 shares of common stock issuable upon exercise of common stock purchase warrants, 5,000,000 shares of common stock issuable upon exercise of unit purchase options and 10,000,000 shares of common stock issuable upon exercise of common sock purchase warrants issuable upon exercise of unit purchase options. The Prior Registration Statement was declared effective by the SEC on July 16, 2007. Pursuant to Rule 429 under the Securities Act, this Registration Statement, upon effectiveness, constitutes a post-effective amendment to the Prior Registration Statement terminating the offering of the 148,503,324 shares of common stock covered by the Prior Registration Statement. Pursuant to Rule 457(p) under the Securities Act, this Registration Statement carries forward from the Prior Registration Statement 148,503,324 shares of common stock, and accordingly the filing fee associated with this Registration Statement is offset by the total dollar amount of the filing fee associated with the Prior Registration Statement.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 31, 2007

PRELIMINARY PROSPECTUS

114,254,590 Shares

ENERGY XXI (BERMUDA) LIMITED

Common Stock

This prospectus relates to the resale by the selling stockholders of up to 114,254,590 shares of our common stock, consisting of up to 47,260,612 shares of common stock, 51,993,978 shares of common stock issuable upon exercise of common stock purchase warrants, 5,000,000 shares of common stock issuable upon exercise of unit purchase options and 10,000,000 shares of common stock issuable upon exercise of common stock purchase warrants issuable upon exercise of unit purchase options. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders.

As part of our initial public offering on the “Alternative Investment Market” of the London Stock Exchange in October 2005, we issued common shares, common stock purchase warrants (each exercisable into one common share for $5.00) and unit purchase options (each exercisable for $6.60 into one common share and two common stock purchase warrants (each common stock purchase warrant then exercisable for one common share for $5.00)). Pursuant to an Investor Rights Agreement dated October 13, 2005 by and among us, Sunrise Securities Corp. and Collins Stewart Limited, we agreed to register the common stock underlying the warrants and the unit purchase options. We have also offered to register for sale the common shares of any holder of common shares electing to participate in this offering.

The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale, or at negotiated prices.

Our restricted and unrestricted common stock trades on the Alternative Investment Market of the London Stock Exchange under the symbols “EXXS” and “EXXI”, respectively, and on The Nasdaq Capital Market under the symbol “EXXI”.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process the selling stockholders named in this prospectus or in any supplement to this prospectus may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling stockholders may offer. You should read both the prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation by Reference,” before buying securities in this offering.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “Energy XXI,” “we,” “us” and “our” mean Energy XXI (Bermuda) Limited and its wholly owned subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, that registers the resale by the selling stockholders of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

     We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.energyxxi.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

i

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8−K or other applicable SEC rules) rather than filed:

•	our annual report on Form 10−K for the year ended June 30, 2007, as filed with the SEC on September 27, 2007;

•	our quarterly report on Form 10−Q for the three months ended September 30, 2007, as filed with the SEC on November 13, 2007;

•	our current reports on Form 8−K, as filed with the SEC on November 6, 2007, November 13, 2007, November 15, 2007, November 26, 2007 and December 4, 2007; and

•	the description of our common stock in our Registration Statement on Form 8−A (File No. 001−33628) under Section 12(b) of the Exchange Act.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until any offerings hereunder are completed, or after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement, will be deemed to be incorporated by reference into this prospectus and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Energy XXI (Bermuda) Limited
Attn: Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

ii

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements in this prospectus, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future reserves, production, revenues, income, and capital spending. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, other similar expressions, or the statements that include those words are usually forward-looking statements.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

•	our business strategy;

•	our financial position;

•	our cash flow and liquidity;

•	integration of acquisitions;

•	declines in the prices we receive for our oil and gas affecting our operating results and cash flows;

•	economic slowdowns that can adversely affect consumption of oil and gas by businesses and consumers;

•	uncertainties in estimating our oil and gas reserves;

•	replacing our oil and gas reserves;

•	uncertainties in exploring for and producing oil and gas;

•	our inability to obtain additional financing necessary in order to fund our operations, capital expenditures, and to meet our other obligations;

•	availability of drilling and production equipment and field service providers;

•	disruptions capacity constraints in, or other limitations on the pipeline systems which deliver our gas and other processing and transportation considerations;

•	competition in the oil and gas industry;

•	our inability to retain and attract key personnel;

•	the effects of government regulation and permitting and other legal requirements;

•	costs associated with perfecting title for mineral rights in some of our properties; and

•	other factors discussed under “Risk Factors.”

iii

SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus, including the information presented under the heading “Risk Factors” and the other information contained in or incorporated by reference in this prospectus before making an investment decision.

Overview

We are an independent oil and natural gas exploration and production company whose growth strategy emphasizes acquisitions, enhanced by a value-added organic drilling program. We operate geographically focused producing reserves located in the U.S. Gulf of Mexico waters and the Gulf Coast onshore, and we target the acquisition of oil and gas properties with which we can add value by increasing production and ultimate recovery of reserves, whether through exploitation or exploration, often using reprocessed seismic data to identify previously overlooked opportunities.

As of our fiscal year end June 30, 2007, our total proved reserves were 55.6 MMBoe and we operated or had an interest in 338 producing wells on 131,235 net developed acres, including interests in 60 producing fields. All of our properties are located on the Gulf Coast and in the Gulf of Mexico, with approximately 76 percent of our proved reserves being offshore. This concentration facilitates our ability to manage the operated fields efficiently. We believe managing our assets is a key strength, and approximately 75 percent of our proved reserves are on properties operated by us. In addition, we have a seismic database covering approximately 2,300 square miles, primarily focused on our existing operations. This database has helped us identify additional development and exploration opportunities. We believe the mature legacy fields on which our assets are located lend themselves well to our aggressive exploitation strategy and expect to identify incremental exploration opportunities on the properties. For our fiscal year ended June 30, 2007, approximately 84 percent of our drilling capital was spent on exploitation, with the balance split between lower-risk and higher-impact exploration plays. We intend to grow our reserve base and increase production through strategic acquisitions of oil and natural gas properties, our drilling program and the further optimization of production.

We actively manage price risk and hedge a high percentage of our proved developed producing reserves to enhance revenue certainty and predictability. Our disciplined risk management strategy provides substantial price protection so that our cash flow is largely driven by production results rather than commodity prices. This greater price certainty allows us to efficiently allocate our capital resources and minimize our operating cost.

Reserves

The following estimates of our net proved crude oil and natural gas reserves are based on evaluations prepared by our third-party reservoir engineers, Miller and Lents, Ltd., Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P., in accordance with SEC regulations.

	June 30, 2007
	Proved Developed Producing	Proved Developed Non-Producing	Total Proved Developed	Proved Undeveloped	Total Proved Reserves
Crude oil (MBbls)	10,409	10,569	20,978	9,362	30,340
Natural gas (MMcf)	53,272	43,479	96,751	55,081	151,832
Total (MBOE)	19,288	17,815	37,103	18,542	55,645
PV-10 (in thousands) (1)	$707,922	$524,145	$1,232,067	$366,566	$1,598,633

(1)
PV-10 reflects the present value of our estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of
June 30, 2007) without giving effect to non-property related expenses such as general and administrative expenses, debt service, DD&A expense and discounted at 10 percent per year before income taxes.

Productive Wells

The following table sets forth our working interests in productive wells.

	As of September 30, 2007		As of June 30, 2007
	Gross	Net	Gross	Net
Natural Gas	170	65.3	167	63.5
Crude Oil	173	75.6	171	73.1
Total	343	140.9	338	136.6

Drilling Activity

The following table sets forth our drilling activity.

	Quarter Ended September 30, 2007		Year Ended June 30, 2007		Period from Inception July 25, 2005 Through June 30, 2006
	Gross	Net	Gross	Net	Gross	Net
Productive
Development	1.0	1.0	19.0	14.6	8.0	6.8
Exploratory	4.0	3.3	5.0	2.8	—	—
Total	5.0	4.3	24.0	17.4	8.0	6.8
Dry
Development	2.0	2.0	8.0	8.0	2.0	1.5
Exploratory	1.0	0.5	8.0	3.6	—	—
Total	3.0	2.5	16.0	11.6	2.0	1.5

As of September 30, 2007, 3 gross wells, representing approximately 1.0 net wells, were being drilled or awaiting completion.

Oil and Gas Production and Prices

Our average daily production represents our net ownership and includes royalty interests and net profit interests owned by us. The following table sets forth our average daily production and average sales prices.

	Quarter Ended September 30, 2007	Year Ended June 30, 2007	Period from Inception July 25,2005 Through June 30, 2006
Sales Volumes per Day
Natural gas (MMcf)	83.5	50.3	27.9
Crude oil (MBbls)	12.3	7.8	5.1
Total (MBOE)	26.2	16.2	9.7
Average Sales Price
Natural gas per Mcf	$5.83	$7.13	$6.48
Hedge gain per Mcf	1.46	0.90	0.86
Total natural gas per Mcf	$7.29	$8.03	$7.34
Crude oil per Bbl	$79.19	$62.33	$66.64
Hedge gain (loss) per Bbl	(1.52)	5.60	(1.56)
Total crude oil per Bbl	$77.67	$67.93	$65.08
Sales price per BOE	$55.69	$52.23	$53.35
Hedge gain per BOE	3.94	5.48	1.67
Total sales price per BOE	$59.63	$57.71	$55.02

Production Unit Costs

The following table sets forth our production unit costs. Production costs include production taxes and lease operating expense.

	Quarter Ended September 30, 2007	Year Ended June 30, 2007	Period from Inception July 25, 2005 Through June 30, 2006
Average Costs per BOE
Production costs
Lease operating expense
Workover expense	$2.10	$1.40	$0.19
Insurance expense	2.00	2.14	0.17
Other lease operating expense	8.64	8.12	11.20
Production taxes	0.81	0.61	0.10
	$13.55	$12.27	$11.66
Depreciation, depletion and amortization rates	$30.42	$24.68	$23.78

Capital Expenditures

The following table sets forth our capital expenditures.

	Quarter Ended September 30, 2007	Year Ended June 30, 2007	Period from Inception July 25, 2005 Through June 30, 2006
	(In Thousands)
Oil and Gas Activities
Development	$47,896	$362,219	$18,002
Exploration	31,228	67,140	—
Acquisitions	33,468	717,618	448,374
Other Property and Equipment	365	2,468	1,701
Total	$112,957	$1,149,445	$468,077

Properties

Below is a map showing the location of our significant properties.

Corporate History and Offices

We were originally formed and incorporated in July 2005 as an exempted company under the laws of Bermuda to serve as a vehicle for the acquisition of oil and gas reserves and related assets. In October 2005, we completed a $300 million initial public offering of common stock and warrants on the Alternative Investment Market of the London Stock Exchange. To date, we have completed three major acquisitions of oil and natural gas properties.

Our exploration and production activities commenced in April 2006 upon our acquisition of Marlin Energy Offshore, LLC and its affiliates (“Marlin”), whose Gulf of Mexico assets consisted of working interests in 34 oil and gas fields with 108 producing wells. The net proved reserve base of the Marlin properties totaled 25.2 MMBoe as of June 30, 2007. In July 2006, we acquired additional oil and gas working interests in 21 onshore and inland water Louisiana Gulf Coast fields from affiliates of Castex Energy, Inc. (“Castex”). The Castex properties held net proved reserves of 10.2 MMBoe as of June 30, 2007. On June 8, 2007, we acquired certain oil and natural gas properties in the Gulf of Mexico (the “Pogo Properties”) from Pogo Producing Company (the “Pogo Acquisition.”) The Pogo Acquisition included working interests in 28 oil and gas fields. The net proved reserve base of the Pogo Properties totaled 20.2 MMBoe as of June 30, 2007. In the month ended June 30, 2007, the Pogo Properties added 7.9 MBoed to our production level.

Our principal executive offices are located at Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda, and our telephone number at that address is (441) 295-2244.
THE OFFERING

Common stock offered by the selling shareholders	Up to 114,254,590 shares, consisting of the following:

47,260,612 shares of common stock;

51,993,978 shares of common stock issuable upon the exercise of common stock purchase warrants at an exercise price of $5.00 per share;

5,000,000 shares of common stock issuable upon the exercise of unit purchase options at an exercise price of $6.60 per unit. Each unit purchase option is exerciseable into one common share and two common stock purchase warrants, each; and

10,000,000 shares of common stock issuable upon the exercise of common stock purchase warrants at an exercise price of $5.00 per share issuable upon the exercise of unit purchase options.

Common stock outstanding prior to this offering	84,511,906 shares

Use of Proceeds	We will not receive any proceeds from the sale of common stock. Please read “Use of Proceeds.”

Alternative Investment Market (AIM) Symbol for Unrestricted Common Stock	“EXXI”

AIM Symbol for Restricted Common Stock	“EXXS”

Nasdaq Global Market Symbol	“EXXI”

RISK FACTORS

Risks Associated with Energy XXI Generally

Because we have a limited operating history, you may not be able to evaluate our current and future business prospects accurately.

We have a limited operating and financial history upon which you can base an evaluation of our current and future business. The results of exploration, development, production and operation of our properties may differ significantly from that of prior owners.

The possible lack of business diversification may adversely affect our results of operations.

Unlike other entities that are geographically diversified, we will not have the resources to effectively diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating only offshore Gulf of Mexico and Louisiana acquisitions our lack of diversification may:

•	subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we operate; and

•	result in our dependency upon a single or limited number of reserve basins.

Our indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.

We have incurred substantial indebtedness in acquiring our properties. Our leverage and the current and future restrictions contained in the agreements governing our indebtedness may reduce our ability to incur additional indebtedness, engage in certain transactions or capitalize on acquisition or other business opportunities. Our indebtedness and other financial obligations and restrictions could have important consequences. For example, they could:

•	impair our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, general corporate purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is at variable rates of interest;

•	have a material adverse effect if we fail to comply with financial and restrictive covenants in any of our debt agreements, including an event of default if such event is not cured or waived;

•	require us to dedicate a substantial portion of its future cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet future debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity or sell assets. We may then be unable to obtain such financing or capital or sell assets on satisfactory terms, if at all.

We expect to have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We expect to make substantial capital expenditures for the acquisition, development, production, exploration and abandonment of oil and gas reserves. Our capital requirements will depend on numerous factors, and we cannot predict accurately the timing and amount of our capital requirements. We intend to primarily finance our capital expenditures through cash flow from operations. However, if our capital requirements vary materially from those provided for in our current projections, we may require additional financing sooner than anticipated. A decrease in expected revenues or adverse change in market conditions could make obtaining this financing economically unattractive or impossible. Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program and this will adversely affect the recoverability and ultimate value of our natural gas and oil properties, in turn negatively affecting our business, financial condition and results of operations. As a result, we may lack the capital necessary to complete potential acquisitions or to capitalize on other business opportunities.

Risks Associated with Acquisitions and Our Risk Management Program

Our acquisitions may be stretching our existing resources.

Since our inception in 2005, we have made three major acquisitions and have become a reporting company in the United States. These transactions may prove to stretch our internal resources and infrastructure. As a result, we may need to invest in additional resources, which will increase our costs. Any further acquisitions we make over the short term would likely exacerbate these risks.

We may be unable to successfully integrate the operations of the properties we acquire.

Integration of the operations of the properties we acquire with our existing business will be a complex, time-consuming and costly process. Failure to successfully integrate the acquired businesses and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating corporate, technological and administrative functions;

•	diverting management’s attention from other business concerns;

•	loss of key vendors from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

The process of integrating our operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

In addition, we face the risk of identifying, competing for and pursuing other acquisitions, which takes time and expense and diverts management’s attention from other activities.

We may not realize all of the anticipated benefits from our acquisitions.

We may not realize all of the anticipated benefits from acquisitions, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher than unexpected acquisition and operating costs or other difficulties, unknown liabilities, inaccurate reserve estimates and fluctuations in market prices.

If we are unable to effectively manage the commodity price risk of our production if energy prices fall, we may not realize the anticipated cash flows from our acquisitions.

Compared to some other participants in the oil and gas industry, we are a relatively small company with modest resources. Therefore, there is the possibility that we may be required to either purchase relatively expensive put options, or commit to deliver future production, to manage the commodity price risk of our future production. To the extent that we commit to deliver future production, we may be forced to make cash deposits available to counterparties as they mark to market these financial hedges. This funding requirement may limit the level of commodity price risk management that we are prudently able to complete. In addition, we are unlikely to hedge undeveloped reserves to the same extent that we hedge the anticipated production from proved developed reserves. If we do not manage or are not capable of managing the commodity price risk of our production and energy prices fall significantly, we may not be able to realize the cash flows from our assets that are currently anticipated even if we are successful in increasing the production and ultimate recovery of reserves.

If we place hedges on future production and encounter difficulties meeting that production, we may not realize the originally anticipated cash flows.

Our assets consist of a mix of reserves, with some being developed while others are undeveloped. To the extent that we sell the production of these reserves on a forward-looking basis but do not realize that anticipated level of production, our cash flow may be adversely affected if energy prices rise above the prices for the forward-looking sales. In this case, we would be required to make payments to the purchaser of the forward-looking sale equal to the difference between the current commodity price and that in the sales contract multiplied by the physical volume of the shortfall. There is the risk that production estimates could be inaccurate or that storms or other unanticipated problems could cause the production to be less than the amount anticipated causing us to make payments to the purchasers pursuant to the terms of the hedging contracts.

Risks Related to the Oil and Gas Business

Oil and natural gas prices are volatile, and a decline in oil and natural gas prices would significantly affect our financial results and impede growth.

Our future revenues, profitability and cash flow will depend substantially upon the prices and demand for oil and natural gas. The markets for these commodities are volatile and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Prices for oil and natural gas fluctuate widely in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control, such as:

•	domestic and foreign supplies of oil and natural gas;

•	price and quantity of foreign imports of oil and natural gas;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil and natural gas price and production controls;

•	level of consumer product demand;

•	level of global oil and natural gas exploration and productivity;

•	domestic and foreign governmental regulations;

•	level of global oil and natural gas inventories;

•	political conditions in or affecting other oil-producing and natural gas-producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;

•	weather conditions;

•	technological advances affecting oil and natural gas consumption;

•	overall U.S. and global economic conditions; and

•	price and availability of alternative fuels.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Lower oil and natural gas prices may not only decrease our expected future revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. This may result in us having to make substantial downward adjustments to our estimated proven reserves and could have a material adverse effect on our financial condition and results of operations.

To attempt to reduce our price risk, we periodically enter into hedging transactions with respect to a portion of our expected future production. We cannot assure you that such transactions will reduce the risk or minimize the effect of any decline in oil or natural gas prices. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition and results of operations.

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in the reserve estimates or underlying assumptions of the Marlin, Castex or Pogo properties will materially affect the quantities and present value of those reserves.

Estimating crude oil and natural gas reserves is complex and inherently imprecise. It requires interpretation of the available technical data and making many assumptions about future conditions, including price and other economic conditions. In preparing such estimates, projection of production rates, timing of development expenditures and available geological, geophysical, production and engineering data are analyzed. The extent, quality and reliability of this data can vary. This process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. If our interpretations or assumptions used in arriving at our reserve estimates prove to be inaccurate, the amount of oil and gas that will ultimately be recovered may differ materially from the estimated quantities and net present value of reserves owned by us. Any significant inaccuracies in these interpretations or assumptions could also materially affect the estimated quantities of reserves shown in the reserve reports summarized herein. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from estimates, perhaps significantly. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Unless we replace crude oil and natural gas reserves our future reserves and production will decline.

Our future crude oil and natural gas production will depend on our success in finding or acquiring additional reserves. If we are unable to replace reserves through drilling or acquisitions, our level of production and cash flows will be adversely affected. In general, production from crude oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. We also may not be successful in raising funds to acquire additional reserves.

Relatively short production periods or reserve life for Gulf of Mexico properties subject us to higher reserve replacement needs and may impair our ability to reduce production during periods of low oil and natural gas prices.

High production rates generally result in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years when compared to other regions in the United States. Typically, 50% of the reserves of properties in the Gulf of Mexico are depleted within three to four years. Due to high initial production rates, production of reserves from reservoirs in the Gulf of Mexico generally decline more rapidly than from other producing reservoirs. The vast majority of our existing operations are in the Gulf of Mexico. As a result, our reserve replacement needs from new prospects may be greater than those of other oil and gas companies with longer life reserves in other producing areas. Also, our expected revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our need to generate revenues to fund ongoing capital commitments or repay debt may limit our ability to slow or shut in production from producing wells during periods of low prices for oil and natural gas.

Competition for oil and gas properties and prospects is intense and some of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects.

We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and gas and securing trained personnel. Many of our competitors are major or independent oil and gas companies that possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we. We actively compete with other companies when acquiring new leases or oil and gas properties. For example, new leases acquired from the Minerals Management Service, or MMS, are acquired through a “sealed bid” process and are generally awarded to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Competitors may also be able to pay more for productive oil and gas properties and exploratory prospects than we are able or willing to pay. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute exploration and exploitation plans on a timely basis and within budget, and consequently could adversely affect our anticipated cash flow.

We utilize third-party services to maximize the efficiency of our organization. The cost of oil field services has increased significantly during the past year as oil and gas companies have sought to increase production. While we currently have excellent relationships with oil field service companies, there is no assurance that we will be able to contract for such services on a timely basis or that the cost of such services will remain at a satisfactory or affordable level. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploitation and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations.

The geographic concentration of our properties in the Gulf of Mexico subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting the Gulf of Mexico specifically.

The geographic concentration of our properties in the Gulf of Mexico means that some or all of the properties could be affected should the Gulf of Mexico experience:

•	severe weather;

•	delays or decreases in production, the availability of equipment, facilities or services;

•	delays or decreases in the availability of capacity to transport, gather or process production; and/or

•	changes in the regulatory environment.

For example, the oil and gas properties that we acquired in April 2006 were damaged by both Hurricanes Katrina and Rita, which required us to spend a considerable amount of time and capital on inspections, repairs, debris removal, and the drilling of replacement wells. Although we maintain insurance coverage to cover a portion of these types of risks, there may be potential risks associated with our operations not covered by insurance. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss.

Because all or a number of the properties could experience any of the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other producers who have properties over a wider geographic area.

Our future business will involve many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

We engage in exploration and development drilling activities. Any such activities may be unsuccessful for many reasons. In addition to a failure to find oil or natural gas, drilling efforts can be affected by adverse weather conditions (such as hurricanes and tropical storms in the Gulf of Mexico), cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a gas or oil well does not ensure we will realize a profit on our investment. A variety of factors, both geological and market-related, could cause a well to become uneconomic or only marginally economic. In addition to their costs, unsuccessful wells could impede our efforts to replace reserves.

Our business involves a variety of inherent operating risks, including:

•	fires;

•	explosions;

•	blow-outs and surface cratering;

•	uncontrollable flows of gas, oil and formation water;

•	natural disasters, such as hurricanes and other adverse weather conditions;

•	pipe, cement, subsea well or pipeline failures;

•	casing collapses;

•	mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•	abnormally pressured formations; and

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses due to costs and/or liability incurred as a result of:

•	injury or loss of life;

•	severe damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repairs to resume operations.

Our offshore operations will involve special risks that could affect operations adversely.

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. In particular, we are not intending to put in place business interruption insurance due to the fact that this is not economically viable and therefore may not be able to rely on insurance cover in the event of such natural phenomena. Currently, we have only one deepwater leasehold block with no production or proved reserves. However, we may evaluate activity in the deepwater Gulf of Mexico in the future. Exploration for oil or natural gas in the deepwater of the Gulf of Mexico generally involves greater operational and financial risks than exploration on the shelf. Deepwater drilling generally requires more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. Deepwater wells use subsea completion techniques with subsea trees tied back to host production facilities with flow lines. The installation of these subsea trees and flow lines requires substantial time and the use of advanced remote installation mechanics. These operations may encounter mechanical difficulties and equipment failures that could result in significant cost overruns. Furthermore, the deepwater operations generally lack the physical and oilfield service infrastructure present on the shelf. As a result, a significant amount of time may elapse between a deepwater discovery and the marketing of the associated oil or natural gas, increasing both the financial and operational risk involved with these operations. Because of the lack and high cost of infrastructure, some reserve discoveries in the deepwater may never be produced economically.

The properties which we acquire may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the acquired properties or obtain protection from sellers against such liabilities.

The properties we acquire may not produce as expected, may be in an unexpected condition and we may be subject to increased costs and liabilities, including environmental liabilities. Although we will review properties prior to acquisition in a manner consistent with industry practices, such reviews are not capable of identifying all potential conditions. Generally, it is not feasible to review in depth every individual property involved in each acquisition. We focus our review efforts on the higher value properties or properties with known adverse conditions and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to fully assess their condition, any deficiencies, and development potential. Inspections may not be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

Market conditions or transportation impediments may hinder access to oil and gas markets or delay production.

Market conditions, the unavailability of satisfactory oil and natural gas transportation or the remote location of our drilling operations may hinder our access to oil and natural gas markets or delay production. The availability of a ready market for oil and gas production depends on a number of factors, including the demand for and supply of oil and gas and the proximity of reserves to pipelines or trucking and terminal facilities. In deepwater operations, the availability of a ready market depends on the proximity of and our ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with the owners or operators. We may be required to shut in wells or delay initial production for lack of a market or because of inadequacy or unavailability of pipeline or gathering system capacity. When that occurs, we will be unable to realize revenue from those wells until the production can be tied to a gathering system. This can result in considerable delays from the initial discovery of a reservoir to the actual production of the oil and gas and realization of revenues. In some cases, our wells may be tied back to platforms owned by parties with no economic interests in these wells. There can be no assurance that owners of such platforms will continue to operate the platforms. If the owners cease to operate the platforms or their processing equipment, we may be required to shut in the associated wells, which could adversely affect our results of operations.

We will not be the operator on all of our properties and therefore will not be in a position to control the timing of development efforts, the associated costs, or the rate of production of the reserves on such properties.

As we carry out our planned drilling program, we will not serve as operator of all planned wells. We operate approximately 75% of our properties. As a result, we may have limited ability to exercise influence over the operations of some non-operated properties or their associated costs. Dependence on the operator and other working interest owners for these projects, and limited ability to influence operations and associated costs could prevent the realization of targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells;

•	selection of technology; and

•	the rate of production of the reserves.

Our insurance may not protect us against business and operating risks.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. As a result, we procure other desirable insurance on commercially reasonable terms, if possible. Although we will maintain insurance at levels we believe is appropriate and consistent with industry practice, we will not be fully insured against all risks, including business interruption insurance which cannot be sourced on economic terms, and drilling and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition and results of operations. As a result of a number of recent catastrophic events like the terrorist attacks on September 11, 2001 and Hurricanes Ivan, Katrina and Rita, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation and significant changes for a wide variety of insurance coverages. The oil and natural gas industry suffered extensive damage from Hurricanes Ivan, Katrina and Rita. As a result, insurance costs have increased significantly from the costs that similarly situated participants in this industry have historically incurred. Insurers are requiring higher retention levels and limit the amount of insurance proceeds that are available after a major wind storm in the event that damages are incurred. If storm activity in the future is as severe as it was in 2005, insurance underwriters may no longer insure Gulf of Mexico assets against weather-related damage. A number of industry participants have previously maintained business interruption insurance. This insurance may not be economically available in the future, which could adversely impact business prospects in the Gulf of Mexico and adversely impact our operations. If an accident or other event resulting in damage to our operations, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

Our operations will be subject to environmental and other government laws and regulations that are costly and could potentially subject us to substantial liabilities.

Crude oil and natural gas exploration and production operations in the United States and the Gulf of Mexico are subject to extensive federal, state and local laws and regulations. Companies operating in the Gulf of Mexico are subject to laws and regulations addressing, among others, land use and lease permit restrictions, bonding and other financial assurance related to drilling and production activities, spacing of wells, unitization and pooling of properties, environmental and safety matters, plugging and abandonment of wells and associated infrastructure after production has ceased, operational reporting and taxation. Failure to comply with such laws and regulations can subject us to governmental sanctions, such as fines and penalties, as well as potential liability for personal injuries and property and natural resources damages. We may be required to make significant expenditures to comply with the requirements of these laws and regulations, and future laws or regulations, or any adverse change in the interpretation of existing laws and regulations, could increase such compliance costs. Regulatory requirements and restrictions could also significantly delay or curtail our operations and could have a significant impact on our financial condition or results of operations.

Our oil and gas operations are subject to stringent laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

•	require the acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from operations.

Failure to comply with these laws and regulations may result in:

•	the imposition of administrative, civil and/or criminal penalties;

•	incurring investigatory or remedial obligations; and

•	the imposition of injunctive relief.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Although we intend to be in compliance in all material respects with all applicable environmental laws and regulations, we cannot assure you that we will be able to comply with existing or new regulations. In addition, the risk of accidental spills, leakages or other circumstances could expose us to extensive liability.

We are unable to predict the effect of additional environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would materially adversely increase our cost of doing business or affect operations in any area.

Under certain environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination, or if current or prior operations were conducted consistent with accepted standards of practice. Such liabilities can be significant, and if imposed could have a material adverse effect on our financial condition or results of operations.

Other Risks

If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, we may be unable to provide the required financial information in a timely and reliable manner and may be subject to sanctions by regulatory authorities.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our June 30, 2008 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. Any such action could adversely affect our financial results or investors’ confidence in our company. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information in a timely and reliable manner.

We depend on key personnel, the loss of any of whom could materially adversely affect future operations.

Our success will depend to a significant extent upon the efforts and abilities of our executive officers. The loss of the services of one or more of these key employees could have a material adverse effect on us. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our exploitation strategy as quickly as we would otherwise wish to do.

Unanticipated decommissioning costs could materially adversely affect our future financial position and results of operations.

We may become responsible for unanticipated costs associated with abandoning and reclaiming wells, facilities and pipelines. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as “decommissioning.” Should decommissioning be required that is not presently anticipated, such costs may exceed the value of reserves remaining at any particular time. We may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on our financial position and results of operations.

If we are unable to acquire or renew permits and approvals required for operations, we may be forced to suspend or cease operations altogether.

The construction and operation of energy projects require numerous permits and approvals from governmental agencies. We may not be able to obtain all necessary permits and approvals, and as a result our operations may be adversely affected. In addition, obtaining all necessary permits and approvals may necessitate substantial expenditures and may create a significant risk of expensive delays or loss of value if a project is unable to function as planned due to changing requirements or local opposition.

We may be taxed as a United States Corporation.

We are incorporated under the laws of Bermuda because of our long-term desire to have substantial business interests outside the U.S. and recent legislation in the U.S. that penalizes domestic corporations that reincorporate in a foreign country.

We plan to purchase any U.S. assets through our wholly owned subsidiary Energy XXI USA, Inc. Energy XXI USA, Inc. and its subsidiaries will pay U.S. taxes on U.S. income. We do not currently intend to engage in any business activity in the U.S. However, there is a risk that some or all of our income could be challenged, and considered as effectively connected to a U.S. trade or business, and therefore subject to U.S. taxation. In consideration of this risk, we and our U.S. subsidiaries will implement certain operational steps to separate the U.S. operations from our other operations. In general, employees based in the U.S. will be employees of our U.S. subsidiaries, and will be paid for their services by such U.S. subsidiaries. Salaries of our employees who are resident in the U.S. and who render services to the U.S. business activities will be allocated as expenses of the U.S. subsidiaries.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we will receive the sale price of any common stock we sell to the selling stockholders upon exercise of the warrants owned by the selling stockholders and we will receive the sale price of any unit purchase option exercised. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. Unless otherwise indicated below, each of the selling stockholders acquired its common stock, warrants and unit purchase options in connection with our initial public offering on the “Alternate Investment Market” of the London Stock Exchange in October 2005. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants, but not on the sale of the common stock issued to the selling stockholder upon exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock registered pursuant to the registration statement of which this prospectus forms a part.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person based on its ownership of the shares of common stock and the warrants, as of December 28, 2007, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

Unless otherwise indicated below, none of the selling stockholders have within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates. In addition, based on information furnished by the selling stockholders, none of the selling stockholders are broker-dealers, affiliates of broker-dealers or underwriters, except as noted in the footnotes below.

	Beneficial Ownership Prior to the Offering (1)
Name of Selling Stockholder	Shares		Percentage (2)	Shares Offered
Eric Abitbol	85,681	(3)	*	85,681	(3)
Adam & Company (Nominees) Limited (4)	3,860		*	3,860
AHFP Context (5)	29,252	(6)	*	29,252	(6)
Altma Fund Sicav Plc in Respect of the Grafton Sub Fund (7)	151,006	(8)	*	151,006	(8)
Anglian Commodities Fund Ltd. (9)	900,000		1.0%	900,000
Casam Context Offshore Advantage Fund Limited (7)	119,615	(10)	*	119,615	(10)
CCM Master Qualified Fund Ltd. (11)	2,500,002		3.0%	2,500,002
Cohanzick Credit Opportunities Master Fund, Ltd. (12)	159,300		*	159,300
William Colvin (13)	71,382	(14)	*	71,382	(14)
Context Advantage Master Fund, L.P. (7)	508,783	(15)	*	508,783	(15)
Context Opportunistic Master Fund, L.P. (7)	118,479	(16)	*	118,479	(16)
Credit Suisse Credit Strategies Fund, Ltd. (17)	160,000		*	160,000
CRT Capital Group LLC (18)	10,000		*	10,000
Paul Davison (19)	4,729	(20)	*	4,729	(20)
DKR Soundshore Oasis Holding Fund Ltd. (21)	300,000	(22)	*	300,000	(22)
David M. Dunwoody (23)	58,782	(24)	*	58,782	(24)
Cornelius Dupre II	772,500	(25)	*	772,500	(25)
European Small Cap Fund (26)	115,000		*	115,000
Sam Fendic	166,668	(27)	*	166,668	(27)
Finch Tactical Plus Class B (7)	21,834	(28)	*	21,834	(28)
Janice Stulting Fox	100		*	100
Timothy Eric Frampton	575		*	575
Robert Fuchs	367,500	(29)	*	367,500	(29)
John L. Gallagher	52,500	(30)	*	52,500	(30)
Sheldon M. Goldman (31)	361,616	(31)	*	361,616	(31)
David Goodfriend (32)	358,755	(32)	*	358,755	(32)
Gracie Capital, LP (33)	2,600,000	(34)	3.0%	2,600,000	(34)
Constance Mapes Griffin	750,000		*	750,000
David West Griffin (35)	1,435,001	(36)	1.7%	1,435,001	(36)
David Gwilym Colin Gronow	15,000	(37)	*	15,000	(37)
Guggenheim Portfolio Company VII, LLC (38)	150,000		*	150,000
Guggenheim Portfolio Company XII, LLC (39)	525,898	(40)	*	525,898	(40)

	Beneficial Ownership Prior to the Offering (1)
Name of Selling Stockholder	Shares		Percentage (2)	Shares Offered
Harbor Drive Master Fund, Ltd. (41)	2,075,000	(42)	2.4%	2,075,000	(42)
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Alcor Series (7)	26,693	(43)	*	26,693	(43)
Iron City Fund, Ltd. (44)	411,099	(45)	*	411,099	(45)
Linda Ann James	100		*	100
JGB Capital L.P. (46)	125,000		*	125,000
JMG Capital Partners LP (47)	1,501,897	(48)	1.8%	1,501,897	(48)
JMG Triton Offshore Fund, Ltd. (49)	1,501,897	(50)	1.8%	1,501,897	(50)
Anthony William Klein	7,750	(51)	*	7,750	(51)
Marcia Kucher	30,300	(52)	*	30,300	(52)
Stewart Lawrence (53)	20,100		*	20,100
Nathan Low	9,609,456	(54)	11.4%	9,609,456	(54)
Ruth Low	791,101	(55)	*	791,101	(55)
Lyxor / Context Fund, Ltd. (7)	187,500	(56)	*	187,500	(56)
Amnon Mandelbaum	3,228,804	(57)	3.7%	3,228,804	(57)
Hugh Allen Menown (58)	36,050		*	36,050
Serge Moyal (59)	24,501	(59)	*	24,501	(59)
Audrey Anne Nelson	100		*	100
OPK, L.L.C. (60)	772,500	(25)	*	772,500	(25)
Plainfield Special Situations Master Limited Fund (61)	200,000		*	200,000
Portside Growth and Opportunity Fund (62)	172,032		*	172,032
John Scott Price	40,000	(63)	*	40,000	(63)
Radcliffe SPC, Ltd., for and on behalf of the Class A Convertible Crossover Segregated Portfolio (64)	557,885	(65)	*	557,885	(65)
Jay Rodin	1,290,167	(66)	1.5%	1,290,167	(66)
Satellite Overseas Fund, Ltd (67)	9,764,587	(68)	10.8%	9,764,587	(68)
Satellite Fund II, LP (67)	4,182,411	(69)	4.8%	4,182,411	(69)
Satellite Fund IV, LP (67)	786,980	(70)	*	786,980	(70)
Satellite Overseas Fund V, Ltd. (67)	947,795	(71)	1.1%	947,795	(71)
Satellite Overseas Fund VI, Ltd. (67)	447,527	(72)	*	447,527	(72)
Satellite Overseas Fund VII, Ltd. (67)	194,189	(73)	*	194,189	(73)
Satellite Overseas Fund VIII, Ltd. (67)	383,670	(74)	*	383,670	(74)
Satellite Overseas Fund IX, Ltd. (67)	840,849	(75)	1.0%	840,849	(75)
Satellite Strategic Finance Partners, Ltd. (67)	1,950,919	(76)	2.3%	1,950,919	(76)
John D. and Kristi K. Schiller	400,000	(77)	*	400,000	(77)
John Daniel Schiller, Jr. (79)	8,404,201	(78)	10.0%	8,404,201	(78)
John Daniel Schiller, Sr. (80)	150,000		*	150,000
Scoggin Capital Management LP II (38)	1,729,996	(81)	2.0%	1,729,996	(81)
Scoggin International Fund, Ltd. (38)	1,729,999	(82)	2.0%	1,729,999	(82)
Seneca Capital International Ltd. (39)	11,520,203	(83)	12.0%	11,520,203	(83)
Seneca Capital LP (39)	3,148,899	(84)	3.7%	3,148,899	(84)
Sunrise Equity Partners, L.P. (85)	5,000,001	(86)	5.7%	5,000,001	(86)
Sunrise Charitable Foundation Inc. (87)	1,548,444	(87)	1.8%	1,548,444	(87)
Sunrise Securities Corp. (88)	520,001	(89)	*	520,001	(89)
The Apogee Fund, Ltd. (37)	1,862,242	(90)	2.2%	1,862,242	(90)
The Ospraie Portfolio Ltd. (91)	3,565,750		4.2%	3,565,750
The Schiller Children’s 2005 Irrevocable Trust (80)	500,000		*	500,000
UBS Life Small Company Fund (UK)	115,000		*	115,000
Nancy M. van Mourik	100		*	100
Emma Morrow Walker	100		*	100
Steven Albert Weyel (92)	2,995,000	(93)	3.5%	2,995,000	(93)
Eric Lawrence White	70,000	(94)	*	70,000	(94)
Windmill Master Fund LP (95)	15,048,751	(96)	17.9%	15,048,751	(96)
Worldwide Transactions Limited (7)	34,805	(97)	*	34,805	(97)
Total	114,254,590			114,254,590

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Security Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and unit purchase options currently exercisable or convertible, or exercisable or convertible within 60 days of December 28, 2007 are deemed outstanding for computing the beneficial ownership percentage of the person holding such option, warrant or unit purchase option but are not deemed outstanding for any other purpose.

(2)	Percentage prior to the offering is based on 84,511,906 shares of common stock outstanding as of November 5, 2007.
(3)
Includes 38,065 common shares underlying warrants and 47,616 common shares underlying 15,872 unit purchase options. Each unit purchase option is exercisable into one common share and two warrants, and each of the two warrants are then exercisable into one common share. Thus, there are three common shares underlying each unit purchase option. Mr. Abitbol is an employee of Sunrise Securities Corp. and received his holdings as investment banking compensation, other than his 38,065 warrants acquired in the open market.

(4)	Wendy Welsh is deemed to hold investment power and voting control over the shares held by this selling stockholder.
(5)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC are deemed to hold investment power and voting control over shares held by this selling stockholder.
(6)	Includes 21,852 common shares underlying warrants, all of which are offered.
(7)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC are deemed to hold investment power and voting control over shares held by this selling stockholder.
(8)	Includes 117,556 common shares underlying warrants, all of which are offered.
(9)	Mark Corigliano is deemed to hold investment power and voting control over the shares held by this selling stockholder.
(10)	Includes 92,065 common shares underlying warrants, all of which are offered.
(11)
Clint D. Coghill of Coghill Capital Management, L.L.C., the investment manager to CCM Master Qualified Fund, Ltd., exercises sole voting and dispositive powers with respect to the shares registered on behalf of CCM Master Qualified Fund, Ltd. Clint D. Coghill and Coghill Capital Management, L.L.C. each disclaim beneficial ownership of the shares held by CCM Master Qualified Fund, Ltd.

(12)	David K. Sherman is deemed to hold investment power and voting control over the shares held by this selling stockholder.
(13)	Mr. Colvin currently serves on our board of directors.
(14)	Excludes 12,297 shares of stock approved for issuance at the November 2007 Board meeting as the shares will be acquired on the open market and will be unrestricted.
(15)	Includes 389,466 common shares underlying warrants, all of which are offered.
(16)	Includes 68,479 common shares underlying warrants, all of which are offered.
(17)
Andrew Marshak is deemed to hold investment power and voting control over the shares held by the selling stockholder. Credit Suisse Credit Strategies Fund, Ltd. is not a broker-dealer; however, it is an affiliate of a broker dealer. The shares held by Credit Suisse Credit Strategies Fund, Ltd. were purchased in the ordinary course of business and, at the time of purchase, Credit Suisse Credit Strategies Fund, Ltd. had no agreements or understandings, directly or indirectly, with any party to distribute the shares. Credit Suisse Prime Brokerage has advised us that it is a broker-dealer and that it acquired the securities being registered for resale in the ordinary course of business, and at the time of the acquisition, Credit Suisse Prime Brokerage had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(18)	J. Christopher Young and C. Michael Vaughn, Jr. are deemed to hold investment power and voting control over shares held by this selling stockholder. This selling stockholder is a broker dealer.
(19)	Mr. Davison currently serves on our board of directors.
(20)	Excludes 11,236 shares of stock approved for issuance at the November 2007 Board meeting as the shares will be acquired on the open market and will be unrestricted.
(21)
The investment manager of DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”) is DKR Oasis Management Company LP (the “Investment Manager”). The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for investments with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the shares.

(22)	Includes 300,000 common shares underlying warrants, all of which are offered.
(23)	Mr. Dunwoody currently serves on our board of directors.
(24)	Excludes 11,943 shares of stock approved for issuance at the November 2007 Board meeting as the shares will be acquired on the open market and will be unrestricted.
(25)	Includes 141,667 common shares underlying warrants, all of which are offered.
(26)
UBS Global Asset Management (UK) is deemed to have investment power over the shares held by this selling stockholder. UBS Global Asset Management (UK) is a wholly-owned subsidiary of UBS AG, which is a publicly-held entity.

(27)	Includes 83,334 common shares underlying warrants, all of which are offered.
(28)	Includes 17,034 common shares underlying warrants, all of which are offered.
(29)	Includes 367,500 common shares underlying 122,500 unit purchase options. Mr. Robert Fuchs is an employee of Sunrise Securities Corp. and received his holdings as investment banking compensation.
(30)	Includes 52,500 common shares underlying 17,500 unit purchase options.
(31)
Includes 361,616 common shares underlying warrants and 928,551 common shares underlying 309,517 unit purchase options. Mr. Sheldon Goldman is an employee of Sunrise Securities Corp. and received his holdings as investment banking compensation, other than 361,616 warrants which were purchased in the open market and are owned by S. Goldman Advisors Limited.

(32)	Includes 358,755 common shares underlying 119,585 unit purchase options. Mr. David Goodfriend is an employee of Sunrise Securities Corp. and received his holdings as investment banking compensation.

(33)	Daniel Nir is deemed to hold investment power and voting control over the shares held by this selling stockholder.
(34)	Includes 2,600,000 common shares underlying warrants, all of which are offered.
(35)	Mr. Griffin currently serves on our board of directors and as our Chief Financial Officer.
(36)	Includes 261,080 common shares underlying warrants, all of which are offered. Excludes 32,500 shares of stock granted effective July 1, 2007 as the certificates are unrestricted.
(37)	Includes 15,000 common shares underlying warrants, all of which are offered.
(38)	Craig Effron and Curtis Schenker as Managing Members of Scoggin LLC, its investment manager are deemed to hold investment power and voting control over the shares held by this selling stockholder.
(39)
Douglas A. Hirsch is deemed to hold investment power and voting control over the shares held by this selling stockholder. Mr. Hirsch disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(40)	Includes 306,032 common shares underlying warrants, all of which are offered.
(41)	C. Michael Vaughn is deemed to hold investment power and voting control over the shares held by this selling stockholder.
(42)	Includes 2,075,000 common shares underlying warrants, all of which are offered.
(43)	Includes 20,343 common shares underlying warrants, all of which are offered.
(44)	Stan Druckenmiller is deemed to hold investment power and voting control over the shares held by this selling stockholder.
(45)	Includes 211,100 common shares underlying warrants, all of which are offered.
(46)	Brett Cohen is deemed to hold investment power and voting control over the shares held by this selling stockholder.
(47)
JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the shares. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(48)	Includes 1,175,500 common shares underlying warrants, all of which are offered.
(49)
JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the shares. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(50)	Includes 1,175,500 common shares underlying warrants, all of which are offered.
(51)	Includes 7,750 common shares underlying warrants, all of which are offered.
(52)	Includes 30,000 common shares underlying 10,000 unit purchase options. Ms. Marcia Kucher is an employee of Sunrise Securities Corp. and received her holdings as investment banking compensation.
(53)	Mr. Lawrence currently serves as our Vice President of Investor Relations and Communications.
(54)
Includes (i) 3,415,680 common shares underlying warrants owned by Mr. Nathan Low and (ii) 6,193,776 common shares underlying 2,064,592 unit purchase options owned by Mr. Nathan Low. Does not include (i) 20,000 common shares and 500,001 common shares underlying 166,667 unit purchase options owned by Sunrise Securities Corp. (“SSC”), (ii) 2,059,167 shares of common stock and 2,940,834 common shares underlying warrants owned by Sunrise Equity Partners, L.P. (“SEP”) and (iii) 1,548,444 common shares underlying 516,148 unit purchase options owned by Sunrise Charitable Foundation Inc. (“SCF”). Mr. Nathan Low disclaims beneficial ownership of all of our securities owned by the SCF and SEP (other than Mr. Nathan Low’s ownership of our securities as a result of his ownership of limited partnership interests of SEP). Mr. Nathan Low is the sole shareholder of SSC. Mr. Nathan Low is one of two trustees (the other trustee is his wife, Mrs. Lisa Low) of SCF. Level Counter, LLC (“LC”) is the general partner of SEP, and LC controls the investment power with respect to the securities of the Company owned by SEP. The investment decisions of LC require the unanimous vote of all three of Ms. Marilyn Adler, Mr. Nathan Low and Mr. Amnon Mandelbaum. Nathan Low is an employee of SSC and received his holdings as investment banking compensation, other than the 3,415,680 common shares underlying warrants which were acquired from purchases on the open market and other than the 20,000 shares of common stock also purchased on the open market.

(55)	Includes 791,001 common shares underlying 263,667 unit purchase options.
(56)	Includes 145,900 common shares underlying warrants, all of which are offered.

(57)
Includes 3,228,804 common shares underlying 1,076,268 unit purchase options owned by Mr. Amnon Mandelbaum. Does not include 2,059,167 shares of common stock and 2,940,834 shares of common stock underlying warrants owned by Sunrise Equity Partners, L.P. (“SEP”). Mr. Amnon Mandelbaum disclaims beneficial ownership of all of our securities owned by SEP (other than Mr. Amnon Mandelbaum’s ownership of our securities as a result of his ownership of limited partnership interests of SEP). Level Counter, LLC (“LC”) is the general partner of SEP, and LC controls the investment power with respect to the securities of the Company owned by SEP. The investment decisions of LC require the unanimous vote of all three of Ms. Marilyn Adler, Mr. Nathan Low and Mr. Amnon Mandelbaum. Amnon Mandelbaum is an employee of Sunrise Securities Corp. and received his holding as investment banking compensation.

(58)	Mr. Menown currently serves as our Vice President and Chief Accounting Officer.
(59)	Includes 24,501 common shares underlying 8,167 unit purchase options. Mr. Serge Moyal is an employee of Sunrise Securities Corp. and received his holdings as investment banking compensation.
(60)	Paul Candies, Otto Candies, Jr. and Kevin Candies are deemed to hold investment power and voting control over shares held by this selling stockholder.
(61)
Plainfield Special Situations Master Limited Fund, a Caymans Island corporation, beneficially owns the shares held by this selling stockholder. Plainfield Asset Management LLC, a Delaware limited liability company, is the investment adviser of Plainfield Special Situations Master Fund Limited and therefore may be deemed to have beneficial ownership and the power to vote and dispose of the shares held by this selling stockholder. Max Holmes, an individual, is the managing member and chief investment officer of Plainfield Asset Management LLC and therefore may be deemed to have beneficial ownership and the power to vote and dispose of the shares held by this selling stockholder. Each of Plainfield Asset Management LLC and Max Holmes disclaims beneficial ownership of all such shares held by this selling stockholder.

(62)
Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. This selling stockholder is not a broker-dealer; however, it is an affiliate of a broker-dealer. The shares held by this selling stockholder were purchased in the ordinary course of business and, at the time of purchase, this selling stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the shares.

(63)	Includes 40,000 common shares underlying warrants, all of which are offered.
(64)
Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaim beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(65)	Includes 500,000 common shares underlying warrants, all of which are offered.
(66)
Includes 361,616 common shares underlying warrants and 928,551 common shares underlying 309,517 unit purchase options. Mr. Jay Rodin is an employee of Sunrise Securities Corp. and received his holdings as investment banking compensation, other than his 361,616 warrants acquired in the open market.

(67)
The discretionary investment manager of the selling stockholder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino and Gabe Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities owned by this selling stockholder.

(68)	Includes 6,125,105 common shares underlying warrants, all of which are offered.
(69)	Includes 2,673,192 common shares underlying warrants, all of which are offered.
(70)	Includes 494,663 common shares underlying warrants, all of which are offered.
(71)	Includes 605,182 common shares underlying warrants, all of which are offered.
(72)	Includes 300,293 common shares underlying warrants, all of which are offered.
(73)	Includes 89,695 common shares underlying warrants, all of which are offered.
(74)	Includes 155,017 common shares underlying warrants, all of which are offered.
(75)	Includes 514,539 common shares underlying warrants, all of which are offered.
(76)	Includes 908,377 common shares underlying warrants, all of which are offered.
(77)	Includes 400,000 common shares underlying warrants, all of which are offered.
(78)	Includes 2,325,000 common shares underlying warrants, all of which are offered.
(79)	Mr. Schiller currently serves as Chairman of our board of directors and as our Chief Executive Officer.
(80)	John D. Schiller, Jr. retains voting control over these securities but otherwise disclaims beneficial ownership.
(81)	Includes 1,050,000 common shares underlying warrants, all of which are offered.
(82)	Includes 1,050,000 common shares underlying warrants, all of which are offered.
(83)	Includes 7,125,802 common shares underlying warrants, all of which are offered.
(84)	Includes 1,793,166 common shares underlying warrants, all of which are offered.

(85)
Nathan Low, Amnon Mandelbaum and Marilyn Adler are deemed to hold investment power and voting control over the shares held by this selling stockholder. Sunrise Equity Partners, L.P. is not a broker-dealer; however, it is an affiliate of a broker dealer. The shares held by Sunrise Equity Partners, L.P. were purchased in the ordinary course of business and, at the time of purchase, Sunrise Equity Partners, L.P. had no agreements or understandings, directly or indirectly, with any party to distribute the shares. Sunrise Securities Corp. has advised us that it is a broker-dealer and that it received registrable securities as compensation for investment banking activities to us. Sunrise Securities Corp. has also advised us that it acquired the securities being registered for resale in the ordinary course of business, and at the time of the acquisition, Sunrise Securities Corp. had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(86)
Includes 2,059,167 shares of common stock and 2,940,834 common shares underlying warrants owned by Sunrise Equity Partners, L.P. (“SEP”). Level Counter, LLC (“LC”) is the general partner of SEP, and LC controls the investment power with respect to the securities of the Company owned by SEP. The investment decisions of LC require the unanimous vote of all three of Ms. Marilyn Adler, Mr. Nathan Low and Mr. Amnon Mandelbaum. SEP disclaims beneficial ownership of all of the securities of the Company owned by Mr. Nathan Low, Mr. Amnon Mandelbaum, Ms. Marilyn Adler (except for the ownership of securities of the Company as a result of the respective ownership of limited partnership interests of SEP held by Mr. Nathan Low, Mr. Amnon Mandelbaum and Ms. Marilyn Adler), Sunrise Securities Corp. (“SSC”) and the Sunrise Charitable Foundation Inc. (“SCF”), and excludes (i) 3,415,680 common shares underlying warrants owned by Mr. Nathan Low, (ii) 6,193,776 common shares underlying 2,064,592 unit purchase options owned by Mr. Nathan Low (iii) 3,228,804 common shares underlying 1,076,268 unit purchase options owned by Mr. Amnon Mandelbaum, (iv) 20,000 common shares and 500,001 common shares underlying 166,667 unit purchase options owned by SSC and (v) 1,548,444 common shares underlying 516,148 unit purchase options owned by the SCF. SEP acquired its holdings by participation as a purchaser in the initial offering and admission of the Company to the AIM.

(87)
Includes 1,548,444 common shares underlying 516,148 unit purchase options owned by the Sunrise Charitable Foundation Inc. ("SCF"). SCF disclaims beneficial ownership of all of the securities of the Company owned by Mr. Nathan Low, and excludes (i) 3,415,680 common shares underlying warrants owned by Mr. Nathan Low and (ii) 6,193,776 common shares underlying 2,064,592 unit purchase options owned by Mr. Nathan Low. SCF may be deemed an affiliate of Sunrise Securities Corp. SCF’s holdings were originally issued in connection with an investment banking fee payable to SSC and were then donated to SCF, a charitable foundation. Mr. Nathan Low disclaims beneficial ownership of the securities owned by SFT because they are owned by a charitable foundation. Mr. Nathan Low is one of two trustees (the other trustee is his wife, Mrs. Lisa Low) of SCF. Mr. Nathan Low would share voting interest with his wife (Mrs. Lisa Low) over these shares upon exercise and issuance.

(88)
Nathan Low is deemed to hold investment power and voting control over the shares held by this selling stockholder. Sunrise Equity Partners, L.P. is not a broker-dealer; however, it is an affiliate of a broker dealer. The shares held by Sunrise Equity Partners, L.P. were purchased in the ordinary course of business and, at the time of purchase, Sunrise Equity Partners, L.P. had no agreements or understandings, directly or indirectly, with any party to distribute the shares. Sunrise Securities Corp. has advised us that it is a broker-dealer and that it received registrable securities as compensation for investment banking activities to us. Sunrise Securities Corp. has also advised us that it acquired the securities being registered for resale in the ordinary course of business, and at the time of the acquisition, Sunrise Securities Corp. had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(89)	Includes 500,001 common shares underlying 166,667 unit purchase options.
(90)	Includes 1,154,273 common shares underlying warrants, all of which are offered.
(91)
Pursuant to an investment management agreement, Ospraie Management, LLC (“Ospraie Management”) serves as investment manager to the The Ospraie Portfolio Ltd. (“Ospraie”). As such, Ospraie Management has been granted investment discretion over portfolio investments held for the account of Ospraie. Ospraie Holding I, L.P. (“Ospraie Holding”) is the managing member of Ospraie Management. Ospraie Management, Inc. (“Ospraie Inc.”) is the general partner of Ospraie Holding. Mr. Dwight Anderson is the President and controlling equity owner of Ospraie Inc. and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of Ospraie. Mr. Anderson disclaims any beneficial ownership in such securities except to the extent of any pecuniary interest therein.

(92)	Mr. Weyel currently serves on our board of directors and as our President and Chief Operating Officer.
(93)	Includes 383,333 common shares underlying warrants, all of which are offered. Excludes 50,000 shares of stock granted effective July 1, 2007 as the certificates are unrestricted.
(94)	Includes 47,000 common shares underlying warrants, all of which are offered.
(95)	Stan Druckenmiller and Addison Fischer are deemed to hold investment power and voting control over the shares held by this selling stockholder.
(96)	Includes 7,748,900 common shares underlying warrants, all of which are offered.
(97)	Includes 27,305 common shares underlying warrants, all of which are offered.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. However, we will receive the sale price of any common stock we sell to the selling stockholders upon exercise of the warrants and we will receive the sale price of any exercised unit purchase option. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling stockholders may deliver these securities to close out such short sales, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Upon us being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Section 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If a selling stockholder is deemed to be an underwriter, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers.

If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act unless an exemption therefrom is available.

The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part. Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Appleby, our Bermuda counsel.

EXPERTS

The consolidated balance sheet of Energy XXI (Bermuda) Limited as of June 30, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows from the year ended June 30, 2007 and for the period from inception (July 25, 2005) through June 30, 2006 incorporated by reference herein have been audited by UHY LLP, independent registered public accounting firm, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information included in this prospectus regarding estimated quantities of our proved reserves as of June 30, 2007 were prepared or derived from estimates prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, Miller and Lents, Ltd., independent petroleum engineers, and Ryder Scott Company, LP, independent petroleum engineers. These estimates are included in this prospectus in reliance upon the authority of these firms as experts in these matters.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$17,812
Legal fees and expenses	$50,000
Accounting fees and expenses	$20,000
Miscellaneous	$30,000
Total	$117,812

Item 15. Indemnification of Directors and Officers

Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by any officer or director in his or her role as an officer or director of us to the maximum extent permitted by Bermuda law. However, the indemnification does not extend to any matter which would render it void pursuant to the Companies Act 1981 as in effect from time to time in Bermuda.

The Companies Act provides that a Bermuda company may indemnify its officers and directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. A company is also permitted to indemnify any officer or director against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in favor of the director or officer, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court. However, the Companies Act also states that any provision, whether contained in our bye-laws or in a contract or arrangement between us and the officer or director, indemnifying an officer or director against any liability which would attach to him in respect of his or her fraud or dishonesty will be void.

Our directors and officers also are covered by directors’ and officers’ insurance policies maintained by us.

Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or by or in the right of us, against any of our officers or directors on account of any action taken by any officer or director, or the failure of any officer or director to take any action in the performance of his or her duties with or for us; provided, however, that this waiver does not apply to any claims or rights of action arising out of the fraud or dishonesty of an officer or a director, or to recover any gain, personal profit or advantage to which an officer or director is not legally entitled.

Item 16. Exhibits and Financial Statement Schedules

4.1	Investor Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) Limited, Sunrise Securities Corp. and Collins Steward Limited
4.2	Registration Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) and the investors named therein.
5.1	Opinion of Appleby
23.1	Consent of UHY LLP
23.2	Consent of Netherland, Sewell & Associates, Inc.
23.3	Consent of Miller and Lents, Ltd.
23.4	Consent of Ryder Scott Company, LP

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to these securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, in the State of Texas on December 31, 2007.

ENERGY XXI (BERMUDA) LIMITED

By:	/S/ JOHN D. SCHILLER, JR.
John D. Schiller, Jr.
Chairman and Chief Executive Officer(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ STEVEN A. WEYEL	Director, President and Chief Operating Officer	December 31, 2007
Steven A. Weyel

/S/ DAVID WEST GRIFFIN	Director, Chief Financial Officer	December 31, 2007
David West Griffin	(Principal Financial Officer)

/S/ WILLIAM COLVIN	Director	December 31, 2007
William Colvin

/S/ PAUL DAVISON	Director	December 31, 2007
Paul Davison

/S/ DAVID M. DUNWOODY	Director	December 31, 2007
David M. Dunwoody

/S/ HILL A. FEINBERG	Director	December 31, 2007
Hill A. Feinberg

/S/ HUGH A. MENOWN	Vice President and Chief Accounting Officer	December 31, 2007
Hugh A. Menown

EXHIBIT INDEX

4.1	Investor Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) Limited, Sunrise Securities Corp. and Collins Steward Limited

4.2	Registration Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) and the investors named therein.

5.1	Opinion of Appleby

23.1	Consent of UHY LLP

23.2	Consent of Netherland, Sewell & Associates, Inc.

23.3	Consent of Miller and Lents, Ltd.

23.4	Consent of Ryder Scott Company, LP